AUREUS, INC.

One Glenlake Parkway, #650

Atlanta, Georgia  30328

T: (404) 885-6045

May 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	AUREUS, INC.
CIK: 0001624517
Amendment Withdrawal (1-A-W)
Form 1-A POS
File No: 024-11008
SEC Accession No. 0001683168-21-001725
Filing Date: 2021-05-04

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, we hereby respectfully request the immediate withdrawal of the above-captioned Post-Qualification Amendment to the Offering Statement on Form 1-A (File No. 024-11008) of Aureus, Inc., a Nevada corporation (the “Company”), and all exhibits thereto (collectively, the “Amendment”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 4, 2021.

The Company is requesting the Commission’s consent to the withdrawal of the Amendment as it was inadvertently filed as post-qualification amendment on Form 1-A POS to the Company’s previous Offering Statement on Form 1-A filed on May 29, 2019 and qualified by the Commission on August 7, 2019. The Amendment should have been filed as a new Offering Statement on Form 1-A. The Company hereby represents to the Commission that no securities have been sold under the Amendment.

Please forward copies of the order consenting to the withdrawal of the Amendment to the undersigned via email at everettmdickson@gmail.com, with a copy to the Company’s securities counsel, Philip Magri at pmagri@magrilaw.com.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Mr. Magri at (954) 303-8027.

Very truly yours,

AUREUS, INC.

By: /s/ Everett M. Dickson
Name: Everett M. Dickson
Title: Chief Executive Officer